UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 11th, 2014

Results for the nine-month period and quarter ended on September 30th, 2014

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the nine-month period and quarter ended on September 30th, 2014.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the nine-month period and quarter ended on September 30, 2014:

Consolidated sales revenues of AR$4,542.7 million[1] for the nine-month period ended on September 30, 2014, 14.8% higher than the AR$3,958.7 million for the same period of 2013, primarily explained by increases of 22.9% (AR$291.6 million) in generation, 7.0% (AR$179.7 million) in distribution and 95.2% (AR$136.1 million) in holding and others segments.

Adjusted consolidated EBITDA[2] of AR$(90.5) million for the nine-month period ended on September 30, 2014, compared to AR$(391.4) million for the same period of 2013, mainly due to increases of AR$572.7 million in generation, AR$182.1 million in transmission and AR$42.0 million in holding and others, partially offset by a decrease of AR$496.0 million in distribution.

Consolidated loss of AR$(582.5) million during the nine-month period ended on September 30, 2014, of which a profit of AR$15.2 million are attributable to the owners of the Company, compared to a AR$384.6 million profit attributable to the owners of the Company in the same period of 2013. During 2014’s nine-month period it was recorded a gain of AR$735.5 million due to the higher cost recognition in distribution segment (‘MMC’) from the application of SE Resolution No. 250/2013 and its extension Notes, compared to AR$2,212.6 million accrued during the same period of 2013 for the same concept.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54 (11) 4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

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Main Results for the Third Quarter of 20143:

Consolidated sales revenues of AR$1,621.3 million for the quarter ended on September 30, 2014, 13.6% higher than the AR$1,427.7 million for the same period of 2013, mainly explained by increases of 8.1% (AR$38.7 million) in generation, 9.1% (AR$83.3 million) in distribution and 116.9% (AR$64.6 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(56.0) million,  AR$52.7 million of lower losses compared to AR$(108.7) million in the same period of 2013, mainly due to increases of AR$93.5 million in generation, AR$13.7 million in transmission and AR$43.6 million in holding and others segment, which was partially offset by decreases of AR$98.1 million in distribution.

Consolidated loss of AR$(187.3) million in the third quarter ended on September 30, 2014, of which AR$95.6 million profit are attributable to the owners of the Company, compared to AR$160.6 million loss attributable to the owners of the Company in the same period of 2013. The 2014 Q3’s results were affected by the reversal of the impairment of property, plant and equiment at Central Piedra Buena (‘CPB’) for AR$88.4 million, recorded in the generation segment.

3 The financial information presented in this document for the quarters ended on September 30, 2014 and of 2013 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the nine-month periods ended on September 30, 2014 and of 2013, and the six-month periods ended on June 30, 2014 and of 2013.

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1.     Relevant Events

1.1 |  Debt Securities Transactions by Pampa’s Subsidiaries

1.1.1  Issuance of Short-Term Notes (‘VCPs’) by Petrolera Pampa

On October 3, 2014, under the global short-term debt Program up to an amount of AR$200 million or its equivalent in other currencies, Petrolera Pampa issued VCPs Series 9 for AR$76.5 million, which accrue interest at Badlar plus 3.95%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.

1.1.2  Refinancing and Prepayment of Bond Notes Issued by Central Térmica Loma de la Lata (‘CTLL’) Maturing in 2015

On September 4, 2014, it was held the CTLL Extraordinary General Bondholders’ Meeting, which resolved the following main amendments:

•         Repayment: Bond’s principal outstanding amount of US$188.0 million (US$163.9 million net of repurchases) will be repaid in 5 installments, being the first installment of 12.5% principal due on March 2015; second, third and fourth installments will be repaid on December 2015, 2016 and 2017, respectively, for the amount equal to 12.5% principal each; and the fifth and last installment will be repaid on December 2018 for the amount equal to the remaining 50% principal;

•         Dates of interest payment:  they were modified to match principal payment dates, indicated in the preceding bullet; and

•         Prepayments by CTLL:  any prepayment will be directly applied to the principal installments maturing in chronological order.

Moreover, on the dates of September 26, October 10 and November 7, 2014, CTLL prepaid bond notes maturing in 2018 for a face value amount of US$50 million, US$25 million and US$45 million, respectively, aiming to achieve a more efficient leverage structure. For the first prepayment, CTLL paid AR$423.7 million of principal and interests plus additional AR$6.7 million of prepayment fees. For the second prepayment, it was paid AR$213.7 million of principal and interests plus additional AR$6.1 million of prepayment fees. Lastly, on the third prepayment, AR$390.1 million was paid for principal and interests plus additional AR$11.0 million of prepayment fees.

CTLL financed said prepayments through bank loan calls, sale of repurchased bond notes, available cash and the issuance of new bond notes4 . As of this Earnings Release, the outstanding amount of principal due on 2018 is US$59.3 million, net of repurchases.

4 For further information, see section 1.1.3 of this Earnings Release.

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1.1.3  Issuance of Bond Notes by CTLL

Under the Bond Notes Program up to an amount of US$350 million or its equivalent in other currencies, on October 30, 2014, CTLL issued the following series:

•         Series 2, for a face value of AR$96.4 million, which accrue interest at Badlar plus 4%. Principal will be repaid in a single bullet payment 18 months as from the date of issuance and interest is payable on a quarterly basis;

•         Series 3, for a face value of AR$50.8 million, which accrue interest at Badlar plus 5%. Principal will be repaid in three equal installments on April, July and October 2017 and interest is payable on a quarterly basis; and

•         Series 4, for a face value of US$29.9 million at an initial exchange rate of AR$8.4917/US$, which accrue fixed annual interest rate of 6.25%. Principal will be repaid in a single bullet payment 6 years as from the date of issuance. The interests that will be accrued on outstanding principal amount as of October 31, 2016 will be capitalized quarterly. The interests that will be accrued on outstanding principal amount between November 1, 2016 and the maturity date, will be payable on a quarterly basis.

1.2 |  CTLL’s Syndicated Loan

On November 11, 2014, CTLL received the disbursement of a syndicated loan for an amount of AR$450 million, which main terms and conditions are the following:

•         Repayment: eight installments equivalent to 11% of principal and last installment of 12% principal, all quarterly and consecutively payable, being the first installment maturing in 12 months as from the date of loan’s disbursement;

•         Interest rate: Badlar modified plus 5.75%, payable on a quarterly basis.

1.2 |  2014 Agreement to Increase Thermal Generation Availability

On September 5, 2014, Pampa’s generation subsidiaries (the ‘Generators’) along with the Secretariat of Energy (‘SE’) signed a new agreement towards increasing thermal generation availability to be financed through Sales Settlement with Maturity Date to be Defined (‘LVFVD’) and Generator’s own resources.

In the agreement it was defined, subject to the fulfillment of certain conditions, the expansion of 115 MW of installed capacity in CTLL, through the setting of two moto-generators of 15 MW and a high efficiency gas turbine of 100 MW, with an estimated investment of AR$750 million (the ‘Project’).

The Project will be financed through the use of LVFVD credits, which were issued by the application of SE Resolution No. 406/03 and were not compromised in other agreements, as well as credits from the Additional Remuneration Trust, issued or to be issued as of December 31, 2015 under SE Resolution No. 95/13 and its amendment SE Resolution No. 529/14 (altogether the ‘Credits’), being the remaining balance financed with CTLL’s own funds.

The proportion of the Credits destined to the Project by the Generators in relation to the Project’s total investment will be remunerated according to the pricing scheme established in SE Resolution No. 529/14. Moreover, the proportion of CTLL’s own funds will be remunerated by a Supply Agreement to be signed with CAMMESA under SE Resolution No. 220/07. The Project’s execution is subject to obtaining the necessary letters of credit for the supply of equipment, materials and services from abroad required by contractors, in addition to the signing of agreements related to the required financing for works execution and the mentioned Supply Agreement.

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Moreover, on October 27, 2014, the Generators subscribed with SE a Supplementary Agreement, which stipulates the specific terms and conditions for the Project’s execution:

i.      Signing of a Supply Agreement under SE Resolution No. 227/07 between CTLL and Cammesa to sell part of the new gas turbine’s capacity;

ii.     Inclusion of LVFVD committed by the Generators to the expansion of CTLL and CTP project, which as of today are pending of payment (the ‘Pending LVFVD’), as CTLL own capital funds;

iii.    Signing of an agreement with Cammesa that allows to finance the Project’s works, which will be settled by CTLL unilaterally through cash or with the Credits;

iv.    Granting of the necessary guarantees for the issuance of credit letters required by the Project’s off-shore contractors;

v.     Extension until year 2021 of the Addenda to CTLL’s Supply Agreement, previously signed with Cammesa in 2007, in which CTLL commercializes the resulting energy from the expansion unit;

vi.    Signing an Addenda to CTP’s Supply Agreement, aiming to exclude the project’s second phase that involved said power plant under 2008-2011 Agreement; and

vii.   Desisting of all judicial procedures initiated to collect Pending LVFVD. Once the Credits are fully settled, said judicial procedures shall be dropped.

1.3 |  New Contracts Related to the Instrumental Agreement of Transener and Transba

On September 2, 2014, Transener and Transba signed with Cammesa new contracts aiming to implement the Renewal Agreement for 2013 and 2014 (the ‘New Contracts’), in which Cammesa grants a new financing loan for an amount of AR$622.2 million and AR$240.7 million to Transener and Transba, respectively, corresponding to the recognition of higher costs during the period of January 2013 to May 2014, recognized by SE and the National Electricity Regulatory Agency (‘ENRE’).

Moreover, the credits recognized for higher costs as of May 31, 2014, were pledged in order to offset the amounts to be received with the application of the New Contracts.

1.4 |  SE Note No. 486/14 Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

On October 9, 2014, the SE issued SE Note No. 486/14, extending the provisions regarded within SE Resolution No. 250/2013 to the date of August 31, 2014. Because it was an event subsequent to the quarter’s closing, Edenor has not recognized the provisions from said Note on the Financial Statements ended September 30, 2014, in which said effects would have resulted in additional revenues for recognition of higher MMC costs for AR$833.7 million and net interest for AR$36.2 million.

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1.5 |  New Financing Agreement for Edenor’s Extraordinary Investment Plan

Due to the fact that ordinary resources from the Fund for Consolidation and Expansion of Electricity Distribution Works (‘FOCEDE’, ENRE Resolution No. 347/12) could not meet the estimated outflow of the Investment Plan, Edenor requested financing assistance to the pertinent authorities, which was named Extraordinary Investment Plan.

Thus, on September 26, 2014, through SE Resolution No. 65/14, the SE instructed Cammesa to subscribe with Edenor a financing agreement and pledged credits assignment for an amount of AR$500 million. To the date of this Earnings Release, Edenor has collected AR$200 million.

Moreover, under the financing assistance agreement to cover higher labor costs, Edenor has collected a total amount of AR$213 million to the date of this Earnings Release.

As guarantee of the assumed obligations and the repayment of the granted loan, Edenor will assign and transfer in favor of Cammesa any credit that could have with the Wholesale Market (‘MEM’) up to the effective amount of the financing, which will take place from the fulfillment of the grace period previously stipulated by the SE, along with the methodology and timing for the financing settlement.

1.6 |  Expiration of the Opportunities Assignment Agreement

On September 27, 2006, the Company subscribed the Opportunities Assignment Agreement with its executives Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres (the ‘Agreement’), in which the four executives committed to offer to Pampa on a preferential basis any investment opportunity relating to the energy sector ─electricity, oil and gas and alternative energies─ whether in stage of production or commercialization, in or outside Argentina, as long as the potential opportunity is within the Company’s financial possibilities.

The Agreement, which had as original maturity September 2009, was extended in said year until September 28, 2014. Hence, since that date and having the executives fulfilled all the terms of the Agreement, it has expired.

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2.     Financial Highlights

 2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 9.30.14	As of 12.31.13
ASSETS
Participation in joint businesses	200.2	188.6
Participation in associates	134.5	134.8
Property, plant and equipment	8,415.7	6,902.7
Intangible assets	879.7	901.8
Biological assets	1.9	1.9
Financial assets with a results changing fair value	857.5	432.7
Deferred tax assets	39.6	63.2
Trade receivable and other credits	401.4	366.7
Total non-current assets	10,930.5	8,992.5

Biological assets	0.1	0.6
Inventories	168.7	114.6
Financial assets with a results changing fair value	1,454.3	844.3
Trade receivable and other credits	2,593.7	2,257.0
Cash and cash equivalents	250.5	341.7
Total current assets	4,467.4	3,558.1

Assets classified as held for sale	12.0	12.0

Total assets	15,409.9	12,562.6

	As of 9.30.14	As of 12.31.13
EQUITY
Share capital	1,314.3	1,314.3
Share premium	342.1	263.5
Statutory reserve	14.3	-
Voluntary reserve	271.8	-
Director's options reserve	266.1	259.4
Retained earnings	15.2	286.1
Other comprehensive result	(24.4)	(24.4)
Equity attributable to owners of the parent	2,199.4	2,098.9

Non-controlling interests	256.9	776.0

Total equity	2,456.2	2,874.8

LIABILITIES
Accounts payable and other liabilities	1,746.3	1,295.9
Borrowings	3,836.7	2,924.5
Deferred revenues	96.3	33.7
Salaries and social security payable	31.5	26.0
Defined benefit plan obligations	140.8	136.5
Deferred tax liabilities	364.2	416.6
Tax payable	191.1	150.1
Provisions	122.4	91.5
Total non-current liabilities	6,529.4	5,074.7

Accounts payable and other liabilities	5,027.5	3,098.6
Borrowings	517.3	753.6
Deferred income	0.8	-
Salaries and social security payable	623.5	501.4
Defined benefit plan obligations	27.9	8.6
Tax payable	211.6	239.7
Financial derivatives	3.7	-
Provisions	12.0	11.2
Total current liabilities	6,424.2	4,613.1

Total liabilities	12,953.6	9,687.7

Total liabilities and equity	15,409.9	12,562.6

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2.2 |  Consolidated Income Statements (AR$ Million)

	Nine-Month Period		3rd Quarter
	2014	2013	2014	2013
Sales revenue	4,542.7	3,958.7	1,621.3	1,427.7
Cost of sales	(4,384.8)	(4,164.0)	(1,573.2)	(1,452.2)

Gross profit	157.9	(205.2)	48.1	(24.5)

Selling expenses	(506.3)	(449.9)	(210.0)	(159.5)
Administrative expenses	(591.8)	(383.1)	(187.1)	(120.1)
Other operating income	171.1	280.2	56.3	117.0
Other operating expenses	(249.9)	(142.6)	(98.7)	(61.7)
Recovery of property, plant and equipment impairment	88.4	-	88.4	-
Results for participation in joint businesses	7.8	(10.4)	10.5	2.8
Results for participation in associates	(0.3)	1.5	1.7	(2.7)

Operating income before Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	(923.2)	(909.5)	(290.8)	(248.6)

Higher Cost Recognition – Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	735.5	2,212.6	-	-

Operating income	(187.6)	1,303.1	(290.8)	(248.6)

Financial income	252.3	283.7	54.8	43.2
Financial costs	(841.7)	(598.0)	(283.2)	(323.3)
Other financial results	226.1	(244.6)	431.5	(3.7)
Financial results, net	(363.3)	(559.0)	203.1	(283.7)

Profit before tax	(551.0)	744.1	(87.7)	(532.3)

Income tax and minimum expected profit tax	(31.5)	121.8	(99.5)	157.3

Net income for continuing operations	(582.5)	865.9	(187.3)	(375.0)

Discontinued operations	-	(126.9)	-	(6.8)

Net income for the period	(582.5)	739.1	(187.3)	(381.8)

Attributable to:
Owners of the Company	15.2	384.6	95.6	(160.6)
Continuing operations	15.2	470.3	95.6	(157.4)
Discontinued operations	-	(85.7)	-	(3.2)
Non-controlling interests	(597.7)	354.4	(282.9)	(221.2)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income for continuing operations per share	0.0116	0.3579	0.0727	(0.1197)
Diluted income for continuing operations per share	0.0151	0.3579	0.0675	(0.1197)
Basic and diluted income for discontinued operations per share	-	(0.0652)	-	(0.0025)

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3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s electricity generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLLL[1]	CTG[2]	CTP	CPB
Installed Capacity (MW)	265	388	553	361	30	620	2,217
Market Share	0.8%	1.2%	1.8%	1.1%	0.1%	2.0%	7.1%

Nine-Month Period
Net Generation 9M14 (GWh)	281	187	2,799	1,071	87	2,325	6,750
Market Share	0.3%	0.2%	2.9%	1.1%	0.1%	2.4%	7.0%
Sales 9M14 (GWh)	311	215	2,879	1,517	87	2,377	7,385

Net Generation 9M13 (GWh)	429	259	1,076	1,125	87	1,587	4,562
Variation Net Generation 9M14 - 9M13	-34.4%	-27.7%	+160.2%	-4.8%	-0.4%	+46.5%	+48.0%
Sales 9M13 (GWh)	620	440	1,439	1,558	87	1,957	6,102

Average Price 9M14 (AR$ / MWh)	173.3	185.7	238.1	281.2	715.9	123.9	211.5
Average Gross Margin 9M14 (AR$ / MWh)	6.7	(38.3)	200.5	88.3	n.d.	44.7	110.9
Average Gross Margin 9M13 (AR$ / MWh)	55.6	35.4	67.9	52.8	207.2	(16.9)	35.3

Third Quarter
Net Generation Q3 14 (GWh)	99	45	890	307	21	736	2,098
Market Share	0.3%	0.1%	2.8%	1.0%	0.1%	2.3%	6.6%
Sales Q3 14 (GWh)	105	50	895	447	21	745	2,263

Net Generation Q3 13 (GWh)	137	69	493	315	13	721	1,749
Variation Net Generation Q3 14 vs. Q3 13	-28.1%	-34.9%	+80.5%	-2.4%	+57.1%	+2.1%	+20.0%
Sales Q3 13 (GWh)	184	117	578	462	13	823	2,177

Average Price Q3 14 (AR$ / MWh)	167.1	205.7	254.1	318.0	715.9	132.3	227.7
Average Gross Margin Q3 14 (AR$ / MWh)	10.2	(158.4)	220.2	105.4	n.d.	35.9	117.7
Average Gross Margin Q3 13 (AR$ / MWh)	52.0	27.7	207.3	54.3	270.9	3.4	75.3

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s 2014 gross margin considers results for CTP.

The electricity generation for the third quarter of 2014 was 20.0% higher than the same period of 2013, mainly as a result of a higher generation in CTLL (+397 GWh) due to a higher availability in the power plant caused by lesser maintenance stops and higher availability in the combined clycle’s steam turbine, which was re-commissioned on June 2013. Said increases were partially offset by a lower dispatch at our hydroelectric units due to lesser water inputs in the area (-63 GWh).

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3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2014			2013			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Nine-Month Period
Residential	7,003	44%	2,435,001	7,003	43%	2,397,422	-0.0%	+1.6%
Commercial	2,538	16%	348,458	2,663	16%	344,646	-4.7%	+1.1%
Industrial	2,525	16%	6,497	2,519	15%	6,261	+0.2%	+3.8%
Wheeling System	3,133	20%	710	3,261	20%	728	-3.9%	-2.5%
Others
Public Lighting	530	3%	22	535	3%	22	-1.0%	-
Shantytowns and Others	336	2%	400	324	2%	380	+3.5%	+5.3%
Total	16,064	100%	2,791,088	16,305	100%	2,749,459	-1.5%	+1.5%

Third Quarter
Residential	2,501	45%	2,435,001	2,837	48%	2,397,422	-11.8%	+1.6%
Commercial	840	15%	348,458	847	14%	344,646	-0.8%	+1.1%
Industrial	869	16%	6,497	793	13%	6,261	+9.6%	+3.8%
Wheeling System	1,022	18%	710	1,093	19%	728	-6.5%	-2.5%
Others
Public Lighting	188	3%	22	187	3%	22	+0.7%	-
Shantytowns and Others	136	2%	400	131	2%	380	+4.1%	+5.3%
Total	5,557	100%	2,791,088	5,888	100%	2,749,459	-5.6%	+1.5%

The electricity sold in GWh during the third quarter of 2014 fell by 5.6% compared to the same period of 2013, whereas the number of clients of Edenor rose by 1.5%.

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4.     Analysis of the Third Quarter 2014 Results Compared to the Same Period of 2013

Consolidated sales revenues of AR$1,621.3 million for the quarter ended on September 30, 2014, 13.6% higher than the AR$1,427.7 million for the same period of 2013, mainly explained by increases of 8.1% (AR$38.7 million) in generation, 9.1% (AR$83.3 million) in distribution and 116.9% (AR$64.6 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(56.0) million,  AR$52.7 million of lower losses compared to AR$(108.7) million in the same period of 2013, mainly due to increases of AR$93.5 million in generation, AR$13.7 million in transmission and AR$43.6 million in holding and others segment, which was partially offset by decreases of AR$98.1 million in distribution.

Consolidated loss of AR$(187.3) million in the third quarter ended on September 30, 2014, of which AR$95.6 million profit are attributable to the owners of the Company, compared to AR$160.6 million loss attributable to the owners of the Company in the same period of 2013. The 2014 Q3’s results were affected by the reversal of the impairment of property, plant and equiment at Central Piedra Buena (‘CPB’) for AR$88.4 million, recorded in the generation segment.

Adjusted Consolidated EBITDA Calculation

The following table shows the adjustments and conciliations for the Adjusted Consolidated EBITDA calculation:

In AR$ million	9M14	9M13	Q3 14	Q3 13
Consolidated operating income	(187.6)	1,303.1	(290.8)	(248.6)
Consolidated depreciations and amortizations	333.7	277.8	128.6	97.7
Consolidated EBITDA under IFRS standards	146.0	1,580.9	(162.2)	(150.9)

Adjustments from generation segment:
CTLL's collection from insurance compensation	(0.1)	(123.0)	-	(82.5)
Revenue recognition from Isolux's CTLL project	-	(85.2)	-	(0.3)
Recovery of taxes (gross income tax)	(37.9)	-	-	-
Recovery of property, plant and equipment impairment	(88.4)	-	(88.4)	-
Adjustments from transmission segment:
Instrumental Agreement / Renewal Agreement	115.4	42.4	18.4	21.7
Consolidation effects from participation in joint businesses	125.0	35.7	34.0	24.6
Operating result from transmission segment	54.6	(43.8)	20.1	(2.8)
Depreciations and amortizations from transmission segment	32.3	31.4	10.8	10.4
Results for Fourth Line Project	45.7	37.7	13.6	19.8
Results for participation in joint businesses	(7.7)	10.4	(10.5)	(2.8)
Adjustments from distribution segment:
PUREE penalty system	352.2	338.1	127.5	58.2
Delay charges	32.5	33.7	11.6	14.4
Higher Cost Recognition – Res. No. 250/13 and Notes N° 6,852/13 and 4,012/14	(735.5)	(2,212.6)	-	-
Adjustments from holding and others segment:
Results for participation in associates	0.3	(1.5)	(1.7)	2.7
Other	(0.0)	(0.0)	4.8	3.4

Consolidated adjusted EBITDA	(90.5)	(391.4)	(56.0)	(108.7)

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.1 |  Analysis of Generation Segment

	Nine-Month Period			3rd Quarter
Generation Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	1,565.3	1,273.6	+22.9%	516.5	477.8	+8.1%
Cost of sales	(838.2)	(1,121.6)	-25.3%	(282.0)	(338.0)	-16.6%

Gross profit	727.1	152.1	NA	234.5	139.8	+67.7%

Selling expenses	(13.4)	(44.1)	-69.5%	(5.1)	(19.5)	-73.7%
Administrative expenses	(137.1)	(101.7)	+34.7%	(51.8)	(39.9)	+29.6%
Other operating income	63.9	226.5	-71.8%	5.4	84.0	-93.5%
Other operating expenses	(61.4)	(31.0)	+97.9%	(26.3)	(10.5)	+149.9%
Recovery of property, plant and equipment impairment	88.4	-	NA	88.4	-	NA

Operating income	667.5	201.7	+230.9%	245.2	153.8	+59.4%

Finance income	101.3	48.2	+110.3%	33.2	18.9	+75.5%
Finance costs	(199.1)	(165.0)	+20.6%	(69.6)	(59.3)	+17.4%
Other financial results	(244.7)	(253.3)	-3.4%	21.0	(70.1)	NA

Profit before tax	325.0	(168.5)	NA	229.8	43.3	NA

Income tax and minimum expected profit tax	(36.1)	70.0	NA	(65.7)	(13.0)	NA

Net income for the period	288.9	(98.5)	NA	164.1	30.3	NA

Attributable to:
Owners of the Company	275.8	(99.4)	NA	162.0	22.6	NA
Non-controlling interests	13.1	0.9	NA	2.1	7.7	-72.8%

Adjusted EBITDA	640.7	67.9	NA	191.5	98.0	+95.4%

•         During the third quarter of 2014, the gross margin from our generation segment recorded a gross profit of AR$234.5 million, a 67.7% raise compared to the same period in 2013, mainly due to higher dispatch in CTLL caused by lesser maintenance stops and higher availability, in addition to the higher remuneration updated by the application of SE Resolution No. 529/14.

•         As a consequence of the tariff increase under SE Resolution No. 529/14 and Cammesa financing for capex in CPB, we recorded a reversal of the impairment of property, plant and equiment at said power plant for AR$88.4 million (AR$57.5 million net of income tax).

•         The lesser losses of AR$95.1 million in net financial results compared to Q3 13 mainly responds to higher profit from holding of financial instruments and minor losses from net exchange rate difference, due to a smaller devaluation of local currency against US Dollar during Q3 14. Said effects were partially offset by a higher accrual of financial interests.

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies and reversal of impairment of property, plant and equiment at CPB.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.2 |  Analysis of Transmission Segment

	Nine-Month Period			3rd Quarter
Transmission Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	489.6	274.3	+78.5%	177.7	112.6	+57.8%
Cost of sales	(360.0)	(260.4)	+38.3%	(132.3)	(92.7)	+42.7%

Gross profit	129.6	13.9	NA	45.4	20.0	+127.5%

Administrative expenses	(64.3)	(60.6)	+6.0%	(25.0)	(26.0)	-4.0%
Other operating income	2.5	1.0	+158.0%	2.5	3.3	-23.1%
Other operating expenses	(13.5)	(0.0)	NA	(2.9)	(0.0)	NA

Operating income	54.3	(45.8)	NA	20.1	(2.8)	NA

Finance income	165.3	116.5	+42.0%	53.3	60.2	-11.5%
Finance costs	(44.3)	(35.0)	+26.8%	(16.7)	(15.6)	+6.9%
Other financial results	(130.5)	(59.7)	+118.4%	(21.1)	(31.3)	-32.5%

Profit before tax	44.9	(24.0)	NA	35.6	10.5	+237.7%

Income tax and minimum expected profit tax	(25.4)	7.6	NA	(13.5)	(4.0)	+238.4%

Net income for continuing operations	19.5	(16.4)	NA	22.1	6.5	+237.3%

Adjustment for non-controlling participation in joint businesses	(11.8)	6.0	NA	(11.6)	(3.7)	+210.9%

Net income for the period	7.7	(10.4)	NA	10.5	2.8	+272.4%

Attributable to:
Owners of the Company	7.7	(10.4)	NA	10.5	2.8	+272.4%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	247.8	65.7	+277.2%	62.8	49.1	+28.0%

•         The third quarter of 2014 includes sales of AR$111.4 million corresponding to the application of the Instrumental and Renewal Agreements signed by SE and ENRE, compared to AR$44.8 million in the same period of 2013.

•         The operating profit of our transmission segment rose by AR$22.9 million compared to the third quarter of 2013, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor costs and higher operating costs.

•         The higher AR$2.2 million profit in net financial results compared to Q3 13 mainly responds to a higher accrual of interests which corresponds to the application of the Instrumental and Renewal Agreements, for an amount of AR$31.2 million compared to AR$30.8 million accrued during the same period of 2013, in addition to minor losses from net exchange rate difference caused by a smaller devaluation of local currency against US Dollar.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to Cammesa’s credit regarding the Instrumental Agreement for AR$18.4 million for the third quarter of 2014 vs. AR$21.7 million in the same period of 2013, plus AR$13.6 million for the Fourth Line Project, compared to AR$19.8 million in the same period of 2013.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.3 |  Analysis of Distribution Segment

	Nine-Month Period			3rd Quarter
Distribution Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	2,748.2	2,568.5	+7.0%	995.0	911.7	+9.1%
Cost of sales	(3,466.0)	(2,987.5)	+16.0%	(1,235.5)	(1,100.1)	+12.3%

Gross profit	(717.8)	(419.0)	+71.3%	(240.5)	(188.4)	+27.6%

Selling expenses	(461.7)	(401.4)	+15.0%	(181.4)	(138.0)	+31.5%
Administrative expenses	(340.7)	(228.6)	+49.0%	(131.9)	(64.2)	+105.3%
Other operating income	32.4	27.9	+16.4%	15.8	16.9	-6.1%
Other operating expenses	(163.4)	(105.7)	+54.6%	(54.6)	(47.1)	+16.0%
Results for participation in joint businesses	0.0	0.0	+82.2%	0.0	-	NA

Operating income before Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	(1,651.2)	(1,126.8)	+46.5%	(592.6)	(420.8)	+40.8%

Higher Cost Recognition – Res. No. 250/13 and Notes SE No. 6,852/13 and No. 4,012/14	735.5	2,212.6	-66.8%	-	-	NA

Operating income	(915.7)	1,085.8	NA	(592.6)	(420.8)	+40.8%

Finance income	182.1	243.4	-25.2%	30.4	29.2	+4.1%
Finance costs	(558.4)	(410.0)	+36.2%	(169.1)	(247.6)	-31.7%
Other financial results	(508.4)	(232.7)	+118.4%	(77.9)	(104.2)	-25.2%

Profit before tax	(1,800.4)	686.4	NA	(809.2)	(743.4)	+8.8%

Income tax and minimum expected profit tax	74.3	63.9	+16.3%	30.3	179.7	-83.1%

Net income for continuing operations	(1,726.0)	750.3	NA	(778.9)	(563.8)	+38.2%

Discontinued operations	-	(128.9)	-100.0%	-	(6.8)	-100.0%

Net income for the period	(1,726.0)	621.4	NA	(778.9)	(570.6)	+36.5%

Attributable to:
Owners of the Company	(1,045.0)	267.9	NA	(429.5)	(341.7)	+25.7%
Non-controlling interests	(681.0)	353.5	NA	(349.4)	(228.9)	+52.7%

Adjusted EBITDA	(1,083.0)	(587.0)	+84.5%	(390.4)	(292.3)	+33.5%

•         During the third quarter of 2014, net sales rose by 9.1% compared to Q3 13, mainly due to the removal of subsidies to seasonal energy price and higher electricity sales to industrial users. Moreover, due to the application of ENRE Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount depending on the client category, during Q3 14 Edenor collected an amount of AR$153.4 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 45.8% compared to the third quarter of 2013, mainly explained by a rise in operating, labor and third party costs, as well as a raise in consumption of materials. The electricity purchases during Q3 14 dropped 14.4% as a result of a decrease in mobile generation cost, being partially recognized as distribution electricity since November 2013.

•         The loss in our net financial results decreased by AR$105.9 million in the Q3 14, mainly due to minor interest payable for Cammesa’s commercial debt, which was reduced after offsetting with SE Resolution No. 250/13, in addition to minor losses by net exchange rate difference as a result of a smaller local currency devaluation against US Dollar.

•         The adjusted EBITDA in Q3 14 for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$127.5 million and late payment penalty for AR$11.6 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.4 |  Analysis of Holding and Others Segment

	Nine-Month Period			3rd Quarter
Holding and Others Segment, Consolidated (AR$ million)	2014	2013	∆ %	2014	2013	∆ %
Sales revenue	279.1	143.0	+95.2%	119.8	55.2	+116.9%
Cost of sales	(125.7)	(71.0)	+77.2%	(62.8)	(28.7)	+119.0%

Gross profit	153.4	72.0	+113.0%	57.0	26.6	+114.8%

Selling expenses	(31.1)	(4.5)	NA	(23.5)	(2.0)	NA
Administrative expenses	(118.4)	(61.0)	+94.3%	(6.3)	(18.3)	-65.4%
Other operating income	74.8	25.8	+189.3%	35.0	16.1	+117.2%
Other operating expenses	(25.1)	(5.9)	NA	(12.9)	(0.6)	NA
Results for participation in associates	(0.3)	1.5	NA	1.7	(2.7)	NA

Operating income	53.2	28.0	+89.5%	50.9	19.0	+167.7%

Finance income	17.5	3.9	NA	7.5	1.4	NA
Finance costs	(133.1)	(34.7)	+284.1%	(61.7)	(23.2)	+166.3%
Other financial results	979.1	241.4	NA	484.5	167.8	+188.7%

Profit before tax	916.7	238.7	+284.0%	481.2	165.0	+191.6%

Income tax and minimum expected profit tax	(69.7)	(12.1)	NA	(64.1)	(9.3)	NA

Net income for the period	847.0	226.6	+273.7%	417.1	155.7	+167.9%

Attributable to:
Owners of the Company	776.7	226.6	+242.7%	352.7	155.7	+126.5%
Non-controlling interests	70.3	-	NA	64.4	-	NA

Adjusted EBITDA	104.0	62.0	+67.8%	80.1	36.5	+119.3%

•         During the third quarter of 2014, the gross margin from our holding and others segment rose by 114.8% compared to the Q3 13, mainly due to higher natural gas sales from Petrolera Pampa (+130.8%).

•         The profit from other operating income of AR$35.0 million mainly responds to an increase of AR$21.2 million of additional compensation from the Natural Gas Excess Injection Encouragement Program considered in Resolution No. 1/2013.

•         The increase of AR$284.3 million in net financial results of Q3 14 are mainly explained by a larger profit from holdings in CIESA (AR$176.4 million), partially offset by a lesser gain from net exchange rate difference, due to a minor devaluation during Q3 14.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in PEPCA S.A., holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

4.5 |  Nine-month Period Analysis by Subsidiary (AR$ Million)

	9-Month Period 2014				9-Month Period 2013
Subsidiary	% Pampa	Adjusted }EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(17.1)	(35.5)	4.2	56.0%	6.4	(22.5)	4.0
Los Nihuiles	47.0%	(4.3)	(20.4)	18.8	47.0%	23.2	(11.5)	(5.1)
CPB	100.0%	78.9	34.7	187.0	100.0%	(57.4)	92.5	(48.7)
CTG	90.4%	76.9	195.6	11.9	92.3%	64.1	177.5	(2.6)
CTLL[1]	100.0%	507.2	1,227.4	72.1	100.0%	17.8	1,190.4	(58.9)
CTP[3]	0.0%	-	-	-		15.5	(14.5)	9.1
Other companies & deletions[4]		(1.0)	(314.3)	(18.2)		(1.7)	(86.6)	2.7
Total Generation		640.7	1,087.6	275.8		67.9	1,325.2	(99.4)

Transmission Segment
Transener	26.3%	501.6	845.2	40.7	26.3%	126.8	803.3	(30.4)
Consolidation adjustment 50%		(250.8)	(422.6)	(20.3)		(63.4)	(401.7)	15.2
Adjustments & deletions[4]		(3.0)	(21.4)	(12.6)		2.3	(19.9)	4.8
Total Transmission		247.8	401.2	7.7		65.7	381.8	(10.4)

Distribution Segment
Edenor[1]	51.5%	(1,069.1)	1,245.2	(1,443.7)	55.4%	(581.1)	932.0	791.0
EASA[1]	100.0%	1.2	979.5	(277.2)	100.0%	(28.9)	613.7	(164.9)
Adjustments & deletions[4]		(15.2)	(898.8)	675.9		23.0	(550.5)	(358.2)
Total Distribution		(1,083.0)	1,325.9	(1,045.0)		(587.0)	995.2	267.9

Holding & Others Segment
Petrolera Pampa	49.8%	117.1	226.9	140.3	100.0%	73.7	204.5	18.9
Other companies & deletions[4]		(13.1)	8.8	636.4		(11.7)	74.1	207.7
Total Holding & Others		104.0	235.7	776.7		62.0	278.6	226.6

Deletions		-	(401.2)	-		-	(381.8)	-
Total Consolidated Amounts to the Owners of the Company		(90.5)	2,649.2	15.2		(391.4)	2,599.0	384.6

Total Adjusted by Ownership		262.2	1,941.8	15.2		(198.7)	2,190.2	384.6

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its 9M14 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

4.6 |  Quarterly Analysis by Subsidiary (AR$ Million)

	3rd Quarter 2014				3rd Quarter 2013
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(11.5)	(35.5)	(3.9)	56.0%	(0.2)	(22.5)	4.7
Los Nihuiles	47.0%	(3.6)	(20.4)	6.2	47.0%	4.9	(11.5)	9.8
CPB	100.0%	11.7	34.7	71.6	100.0%	(6.8)	92.5	21.2
CTG	90.4%	20.7	195.6	5.2	92.3%	14.8	177.5	(1.6)
CTLL[1]	100.0%	177.0	1,227.4	85.4	100.0%	85.4	1,190.4	17.3
CTP[3]	0.0%	-	-	-		3.2	(14.5)	2.8
Other companies & deletions[4]		(2.8)	(314.3)	(2.5)		(3.4)	(86.6)	(31.6)
Total Generation		191.5	1,087.6	162.0		98.0	1,325.2	22.6

Transmission Segment
Transener	26.3%	128.3	845.2	44.7	26.3%	90.6	803.3	14.0
Consolidation adjustment 50%		(64.1)	(422.6)	(22.3)		(45.3)	(401.7)	(7.0)
Adjustments & deletions[4]		(1.3)	(21.4)	(11.9)		3.8	(19.9)	(4.2)
Total Transmission		62.8	401.2	10.5		49.1	381.8	2.8

Distribution Segment
Edenor[1]	51.5%	(388.7)	1,245.2	(720.9)	55.4%	(290.3)	932.0	(512.9)
EASA[1]	100.0%	2.9	979.5	371.5	100.0%	2.2	613.7	264.0
Adjustments & deletions[4]		(4.6)	(898.8)	(80.2)		(4.2)	(550.5)	(92.9)
Total Distribution		(390.4)	1,325.9	(429.5)		(292.3)	995.2	(341.7)

Holding & Others Segment
Petrolera Pampa	49.8%	77.8	226.9	128.5	100.0%	42.0	204.5	21.6
Other companies & deletions[4]		2.3	8.8	224.2		(5.5)	74.1	134.1
Total Holding & Others		80.1	235.7	352.7		36.5	278.6	155.7

Deletions		-	(401.2)	-		-	(381.8)	-
Total Consolidated Amounts to the Owners of the Company		(56.0)	2,649.2	95.6		(108.7)	2,599.0	(160.6)

Total Adjusted by Ownership		71.2	2,067.0	95.6		(5.7)	2,067.0	(160.6)

  [6]

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 Since October 1, 2013 CTP was merged with CTG, thus its Q3 14 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	17

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s third quarter 2014 results on Wednesday November 12, 2014 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.